Exhibit m

Sample 5th Year (assuming 6% return and current charges) Calculations (New
York):

Park Avenue Life (Form '97)

I.    Policy Account Value @ 6% Return (Year 5) = $7,770

      The Policy Account Value is equal to the sum of:

      e) the prior year's (i.e., 12/31 of the 4th policy year) account value ($6,083); plus
      f)    the Basic Scheduled Premium ($2,030); plus
      y)    unscheduled payments, if any (0); minus
      z)    the premium charge ($152); minus
      aa)   the sum of: [withdrawals, if any (0); plus
      bb)   outstanding loans, if any (0); plus
      cc)   loan interest (0)]; minus
      dd)   the cost of insurance ($334); minus
      ee)   the administrative charge ($120); minus
      ff)   the annualized per policy monthly expense ($48); minus
      gg)   the guaranteed insurance amount charge ($30); minus
      hh)   the handling fee for unscheduled premiums, if any (0); plus
      ii)   the investment earnings on the policy account value ($341).

II.   Policy Cash Surrender Value @ 6% Return (Year 5) = $5,505

      The Policy Cash Surrender Value is equal to the sum of:

      (i)   the policy account value ($7,770); minus

      (j)   the annual surrender charge ($2,265).

III.  Policy Net Cash Surrender Value @ 6% Return (Year 5) = $5,505

      The Policy Net Cash Surrender Value is equal to the sum of:

      (i)   the policy cash surrender value ($5,505); minus

      (j)   the outstanding loan, if any (0).

IV.  Policy Net Death Benefit (Option 1, Option 2 and Option 3)

      The Policy Net Death Benefit is equal to the sum of:

      (e)   if Option 1, is equal to the face amount ($250,000).

      (f)   If Option 2, is equal to the face amount ($250,000); plus

            any excess amount of the policy account value over the benchmark value. Note: since the benchmark value for this example exceeds the policy value, this amount is equal to: (0);